

Mail Stop 3561

April 5, 2018

Zamir Rauf
Chief Financial Officer
Calpine Corporation
717 Texas Avenue, Suite 1000
Houston, Texas 77002

> **Re:** **Calpine Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 001-12079**

Dear Mr. Rauf:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

17. Segment and Significant Customer Information, page 163

1. We note you have expanded your retail power business over the last several years. In light of your expanded retail portfolio and the appointment of the President of Calpine Retail in fiscal 2017 please tell us, and revise to disclose, whether operating segments have been aggregated. Please refer to ASC 280-10-50-21a. To assist us in better understanding your response, please also address the following:

   - Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.

- Identify and describe the role of each of your segment managers.

- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

- Tell us who is held accountable for each major business and the title and role of the person this individual reports to in the organization.

- Describe the information regularly provided to the CODM and how frequently it is prepared.

- Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

- If not already addressed in your response to the above bullet points, provide us with your analysis of whether Calpine Retail is an operating segment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products